NO ACT

PE 12-7-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPO[redacted]

09013105

December 15, 2009

Received SEC
DEC 15 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-15-2009

Paul M. Neuhauser
5770 Midnight Pass Road
Sarasota, FL 34242

Re: Tyson Foods, Inc.
Incoming letter dated ~~December 7, 2009~~

Dear Mr. Neuhauser:

This is in response to your letter dated December 7, 2009 concerning identical shareholder proposals submitted to Tyson by Trinity Health and the Adrian Dominican Sisters. We also have received a letter on Tyson's behalf dated December 10, 2009. On November 25, 2009, we issued our responses expressing our informal view that we would not recommend enforcement action to the Commission if Tyson omitted the proposals from its proxy materials in reliance on rule 14a-8(i)(7). You have asked us to reconsider our position.

After reviewing the information contained in your letter, the Division grants the reconsideration request. Upon reconsideration, we are unable to concur in Tyson's view that it may exclude the proposals under rule 14a-8(i)(7). That provision allows the omission of a proposal that "deals with a matter relating to the company's ordinary business operations." While two prior no-action responses from 2002 and 2003 permitted companies to rely on that rule to exclude comparable proposals relating to the use of antibiotics in livestock production, we believe that those positions should now be reversed.

At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

In reaching our initial decision, we did not address the alternative basis for exclusion of the proposal submitted by Trinity Health upon which Tyson relied. We are unable to concur in Tyson's view that the proposal submitted by Trinity Health may be excluded under rule 14a-8(i)(11). We note that Tyson received the proposal submitted by Trinity Health before it received the proposal submitted by the Adrian Dominican Sisters. In addition, it appears to us that Trinity Health has indicated its intention to co-sponsor the proposal submitted by the Adrian Dominican Sisters.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Daniel L. Heard
Kutak Rock LLP
Suite 2000
124 West Capitol Avenue
Little Rock, AR 72201-3706

KUTAK ROCK LLP

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DANIEL L. HEARD
daniel.heard@kutakrock.com
(501) 975-3000

December 10, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Tyson Foods, Inc. – Response to request for reconsideration of no-action letter with respect to shareholder proposal submitted by Adrian Dominican Sisters and Trinity Health

Ladies and Gentlemen:

By letter dated November 25, 2009, the staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") issued Tyson Foods, Inc. ("Tyson") a no-action letter stating that the Staff would not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if Tyson were to omit a shareholder proposal (the "Proposal") submitted by Adrian Dominican Sisters and Trinity Health (collectively, the "Proponents") from its 2010 proxy materials in reliance of Rule 14a-8(i)(7). The Staff indicated in its letter to Tyson that there appeared to be some basis for Tyson's view that "Tyson may exclude the proposal under rule 14a-8(i)(7), as relating to Tyson's ordinary business operations (i.e., the choice of production methods and decisions relating to supplier relationships)."

By letter to you dated December 7, 2009 (the "Reconsideration Request"), the Proponents have requested that the Staff reconsider its grant of the no-action letter and, if reconsideration is denied that, pursuant to 17 CFR 202.1(d), the matter be presented to the Commission for its consideration.

Based on our review of the Proponents' Reconsideration Request, the Proponents request for Staff reconsideration and appeal to the Commission is based on the Proponent's belief that the Staff failed to discern the significant policy issue raised by the Proponents. Although we strongly disagree with the analysis presented and conclusions drawn, we do not believe the

Reconsideration Request raises any additional substantive issues. In submitting this response, Tyson does not concede any arguments addressed in its initial letter to you dated October 1, 2009 and, we respectfully request that the Proponents' request for reconsideration by the Staff and appeal to the Commission be denied.

I. The Staff was correct in determining that the Proposal may be excluded from Tyson's 2010 proxy under Rule 14a-8(i)(7) because it deals with a matter relating to Tyson's ordinary business operations.

As part of its commitment to animal well-being, Tyson is actively engaged in working with producers and industry trade groups to ensure antibiotic use is properly managed. Tyson's hog production operations use only antibiotics that have been approved by the FDA and which are administered under the direction of a licensed veterinarian in compliance with FDA protocols. Tyson's obligation as a company is to operate in compliance with FDA rules and regulations. If the FDA, as an organization, accepted the Proponent's view that the use of antibiotics in hog production operations "presents an imminent threat to the public health of the nation," the FDA would certainly impose rules and regulations in addition to those that currently exist. As described its initial no action letter request, Tyson believes that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to Tyson's ordinary business activities, it interferes with management's ability to run the day-to-day operations, and would allow Tyson's shareholders to micro manage Tyson.

II. Request for Reconsideration and Appeal to Full Commission

While the Staff has never articulated the standard for reconsideration, it appears that in practice the Staff will not grant a reconsideration request where the proponent merely reiterate arguments made in its previous submission to the Staff in support of its proposal. Tyson believes this is exactly what the Proponents are doing in their Reconsideration Request. We recognize that the Proponents are disappointed with the Staff's decision but find nothing in the Reconsideration Request that warrants reconsideration by the Staff.

The standard that the Staff applies to requests for Commission review is that the request must raise questions that involve matters of substantial importance and that are novel or highly complex. 17 CFR 202.1(d). The Staff is to deny any request for Commission review if the request does not meet this standard. Tyson believes that the Proposal does not meet this standard because (i) as described in Tyson's initial no-action request letter, it does not involve matters of substantial importance and (ii) the questions raised by the Proponents are neither novel nor complex. For the reasons set forth above, Tyson respectfully requests that the Staff deny the request for reconsideration and deny the request that the matter be presented to the Commission for its consideration.

Tyson is in the process of finalizing its 2010 proxy materials and expects to complete that process by Wednesday, December 16, 2009. Given this timing, Tyson respectfully requests that the Staff render its decision on an expedited basis.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (501) 975-3133. In my absence, you may contact my partner, Chris Pledger, at (501) 975-3112.

Thank you for your consideration.

Respectfully Submitted,

Daniel L. Heard

cc: R. Read Hudson, Vice President, Associate General Counsel and Secretary, Tyson Foods, Inc.

Mr. Christopher Mathias
Coordinator of Corporate Responsibility
Adrian Dominican Sisters
Trinity Health
1257 East Siena Heights Drive
Adrian, Michigan 43221-1793

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 7, 2009

Meredith Cross,
Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Tyson Foods, Inc.

Via email @ *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms Cross:

I am writing to you on behalf of Trinity Health and the Adrian Dominican Sisters (hereinafter referred to jointly as the "Proponents"), who have jointly submitted a shareholder proposal to Tyson Foods, Inc. ("Tyson" or the "Company") for consideration at its year 2010 meeting of shareholders. Subsequent to the submission of the shareholder proposal to the Company, Tyson submitted, on October 1, 2009, a request to the Securities & Exchange Commission for a no-action letter on the ground, *inter alia,* that it was excludable under Rule 14a-8(i)(7).

On November 3, 2009, in opposition to the Company's no-action request, the undersigned submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied. By letter dated November 25, 2009 (received on December 3) the Staff granted Tyson a no-action letter on 14a-8(i)(7) grounds. The Staff's letter stated that the proposal related to the Company's "ordinary business operations (i.e. the choice of production methods and decisions relating to supplier relationships). In this regard, we note that the proposal concerns the use of antibiotics in raising livestock".

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that, pursuant to 17 CFR 202.1(d), the matter be presented to the Commission for its consideration.

We make this request because we are unable to reconcile this Staff decision with the Commission's explanation of the meaning of Rule 14a-8(i)(7). In 1976 the Commission in Release 12999 (November 22, 1976) reviewed and reversed prior Staff determinations which had excluded shareholder proposals on ordinary business grounds and concluded that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

The same issue was discussed in Release 34-40018 (May 21, 1998) where the Commission stated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

We believe that the Staff has failed to discern a significant policy issue when it clearly exists. This was the same error that led to the 1976 rule making proceeding. Just as in the earlier instance, the Staff has concluded that a practice that constitutes a great danger to public safety is not a significant policy issue. In the earlier instance, the Staff failed to focus on the safety issues involved in the generation of power via nuclear reactors (this was prior to Three Mile Island and Chernobyl) and had concluded (e.g. in *Carolina Power & Light Co.* (April 5, 1976)) that a shareholder proposal to cease planning for additional nuclear power plants was excludable:

> this Division believes there is some basis for your opinion that the subject proposal may be excluded from the company's proxy material under Rule 14a-8(c) (5)[now 14a-8(i)(7)]. In arriving at this position, we have noted that there is a direct relation between the proposal and the conduct of the company's ordinary business operations. That is, the proposal deals with the construction of nuclear power plants, and you have indicated that the management of the company, as an ordinary business matter, determines the fuel mix and the types of electrical generating methods that will be utilized to furnish electricity to the company's customers.

We believe that the earlier failure of the Staff to see the larger public safety issue and instead to focus on the "fuel mix" is being repeated in the present instance where the Staff is failing to view the larger public health issue and is instead focusing on "the choice of production methods". If one looks at the forest rather than one tree, one would discover that that choice presents an imminent threat to the public health of the nation. Just as in the case of nuclear power, that threat may primarily be in the future, but that does not make the threat any less grave, or less real.

Finally, we believe that that threat has been adequately proven in our prior letter dated November 3, which is hereby incorporated into this letter by this reference. In that earlier letter, we summarized the evidence establishing the fact that the Proponents' shareholder proposal raised a significant policy issue as follows:

> We submit that the evidence set forth in parts B and C of this section of our letter wholly belie that assertion [that the proposal does not raise a significant policy issue]. We refer the Staff to the information contained in the statements made by Senator Snowe (R. ME) and Representative Slaughter (D. NY) on the floor of Congress. We refer the Staff to the legislative findings in bills in Congress, including S. 619 and H.R. 1549. We refer the Staff to the literally hundreds of peer reviewed scientific studies that have been published and that are referred to in the materials quoted above. We refer the Staff to the cries for reform of animal husbandry practices that have emanated from numerous respected and judicious organizations such as the Food and Drug Administration, the World Health Organization, Center for Disease Control and Prevention, the National Academy of Science, the General Accounting Office, the American Medical Association, the New England Journal of Medicine, the American Public Health Association, the American Academy of Pediatrics, the National Association of County and City Health Officials, and the American College of Preventative Medicine. We refer the Staff to the banning of nontherapeutic antimicrobials in the European Union (following earlier bans in Sweden and Denmark, the latter being the largest hog producer in the EU).
>
> There can be no doubt that a shareholder proposal that calls for the reform of animal husbandry practices that endanger the health of millions of Americans, and can therefore result in numerous deaths, raises a "significant policy issue".

We understand that the Staff uses several criteria in determining whether a matter constitutes a significant policy issue and have informally indicated in the past that the key criterion is the level of public debate on the issue, with indicia such as media coverage, regulatory activity, high level of public debate and legislative activity.

As indicated in the prior quotation from our letter of November 3, we believe that that letter conclusively met the specified criteria with the exception of the prominence of the issue before the general public via media reports. We therefore are pleased to provide additional data with respect to this criterion. In particular, we note that a Google search for " 'animal feed' + antibiotics + health" produces 18,700 hits (search on December 7, 2009). If "Tyson" is added as a fourth search term in addition to those three terms, there are 986 hits (i.e. over 5% of the hits specifically mention Tyson). Among the top hits out of the 18,700 is an op-ed by Nicholas Kristof entitled "Pathogens in our Pork" published in the March 14, 2009 edition of the New York Times, the first two paragraphs of which read (a copy of the full article is attached as Appendix A):

> We don't add antibiotics to baby food and Cocoa Puffs so that children get fewer ear infections. That's because we understand that the overuse of antibiotics is already creating "superbugs" resistant to medication.
>
> Yet we continue to allow agribusiness companies to add antibiotics to animal feed so that piglets stay healthy and don't get ear infections. Seventy percent of all antibiotics in the United States go to healthy livestock, according to a careful study by the Union of Concerned Scientists — and that's one reason we're seeing the rise of pathogens that defy antibiotics.

We find it incredulous that the Proponents' shareholder proposal would fail to raise a significant policy issue when all that it calls for is what the FDA and the Center for Disease Control are already advocating. As noted on page 5 of our letter of November 3, the Centers for Disease Control and Prevention states with respect to the "use of antibiotics to promote growth. . .in food animal production" that "this practice is unsafe for the public's health". As noted on page 17-18 of our letter of November 3, the Principal Deputy Commissioner of Food and Drugs of the FDA has testified before Congress that the use of antibiotics for "purposes other than the advancement of animal or human health should not be considered a judicious use" and that the "FDA recommends that any proposed legislation facilitate the timely removal of nonjudicious uses of antibicrobial drugs in food-producing animals". Finally, as noted on page 9 of our letter of November 3, the FDA already has criteria for denying applications by drug makers for the use of *new* drugs in animals, but unfortunately these rules were not applied retroactively when the FDA adopted them in 2003. Consequently, drugs that were in use for animals at that time were grandfathered in. Thus, as stated on page 9 of our letter of November 3:

> The difficulty with that FDA risk assessment process is that it applies only to new medicines, and not those approved prior to 2003. It is the intent of the Proponents' shareholder proposal to request that Tyson itself adopt policies to fill that gap in the FDA's safety regulations.

In summary, we believe that we have shown beyond the scintilla of a doubt that the Proponents' shareholder proposal raises a significant policy issue for Tyson.

In conclusion, we urge the Staff to reconsider its advice of November 25 to Tyson and to deny Tyson's request for a no-action letter. In the event that upon reconsideration of the Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at 941-349-6164673 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru at the same number.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Daniel L. Heard, Esq.
Catherine Rowan
Chris Matthias
Leslie Lowe
Laura Berry
Kayla J. Gillan